April 28, 2005

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 0409

Washington, D.C. 20549

RE:	InsWeb Corporation
Form 10-K for the year ended December 31, 2004
File No. 0-26083

Dear Mr. Jacobs:

We are in receipt of your April 21, 2005 letter commenting on the Liquidity and Capital Resources discussion in the Form 10-K filed by InsWeb Corporation for the fiscal year ended December 31, 2004.

We appreciate your comments and would like to confirm that we will expand our Liquidity and Capital Resources discussion in all future filings so as to provide a better understanding of the underlying drivers impacting changes in cash flows and working capital.

Sincerely,

/s/ William D. Griffin
William D. Griffin
INSWEB CORPORATION (Registrant)
Chief Financial Officer
(Principal Accounting Officer)